Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF NEUSTAR, INC.

The Amended and Restated Bylaws of Neustar, Inc. are hereby amended by adding the following as Article XII thereof:

ARTICLE XII

EXCLUSIVE JURISDICTION OF DELAWARE COURTS

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner of stock) to bring (i) any derivative action or proceeding on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the Corporation to the Corporation or the Corporation’s stockholders (including beneficial owners of stock), (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim against the Corporation or any current or former director, officer, employee or stockholder (including a beneficial owner of stock) of the Corporation governed by the internal affairs doctrine.